SembCorp Industries

02 SEP 24 AM 9:41

Rule 12g3-2(b) File No. 825109

10 September 2002

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
OCT 02 2002
THOMSON
FINANCIAL

Linda Hoon (Ms)
Group Company Secretary

Enclosure

dlw 9/24

9 Bishan Place #08-00 Junction 8 Singapore 579837
Tel: (65) 6356 3119 Fax: (65) 6352 2583 Website: http://www.sembcorp.com.sg

MASNET No. 1 OF 10.09.2002
Announcement No. 1

Rule 12g3-2(b)File No.825109

SEMBCORP INDUSTRIES LTD

Notice Of Changes In Director's Interests

Name of director:	Wong Kok Siew
Date of notice to company:	10/09/2002
Date of change of interest:	20/08/2002
Name of registered holder:	Wong Kok Siew
Circumstance(s) giving rise to the interest: Please specify details:	Others conditional award of shares under the Restricted Stock Plan

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	200,000
% of issued share capital:	0.011
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	0
No. of shares held before the transaction:	336,446
% of issued share capital:	0.018
No. of shares held after the transaction:	536,446
% of issued share capital:	0.029

Holdings of Director, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	0	336,446
% of issued share capital:	0	0.018
No. of shares held after the transaction:	0	536,446
% of issued share capital:	0	0.029
Total shares:	0	536,446

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 10/09/2002 to the SGX

SEMBCORP INDUSTRIES LTD

THE PROPOSED SALE BY SEMBCORP INDUSTRIES LTD OF ITS ENTIRE 75 PER CENT SHAREHOLDING IN SINGAPORE FOOD INDUSTRIES LIMITED BY WAY OF A RENOUNCEABLE PREFERENTIAL OFFER TO SHAREHOLDERS OF SEMBCORP INDUSTRIES LTD

INTRODUCTION

The Board of Directors of SembCorp Industries Ltd ("**SembCorp Industries**" or the "**Company**") wishes to announce a proposed sale (the "**Proposed Sale**") by the Company of all of its 375,000,000 ordinary shares ("**SFI Sale Shares**") in the capital of Singapore Food Industries Limited ("**SFI**"), representing 74.86 per cent of the issued share capital of SFI as at the date of this Announcement, at the price of S$0.70 per SFI Sale Share. SFI is listed on the main board of the Singapore Exchange Securities Trading Limited ("**SGX-ST**").

The Proposed Sale will be undertaken by way of a renounceable preferential offer (the "**Preferential Offer**") of SFI Sale Shares to the shareholders of the Company *pro rata* to their respective shareholdings in the Company. SembCorp Industries shareholders will be able to accept the Preferential Offer in respect of SFI Sale Shares that have been provisionally allocated to each of them, in full or in part. They may also apply to purchase further SFI Sale Shares in excess of their allocation. As the Preferential Offer is on a renounceable basis, the shareholders of SembCorp Industries who do not wish to purchase SFI Sale Shares allocated to them under the Preferential Offer may trade their nil-paid entitlements on the SGX-ST (see *"The Preferential Offer"* below).

Singapore Technologies Pte Ltd ("**STPL**"), which has a shareholding in the Company of 39.06 per cent as at the date of this Announcement, has undertaken that it will purchase all of the SFI Sale Shares which will be allocated to it under the Preferential Offer and all SFI Sale Shares not purchased, or applied for, by the other shareholders of the Company. STPL has also agreed that excess applications for SFI Sale Shares made by the other shareholders of the Company shall take priority over any excess application made by STPL under the Preferential Offer.

RATIONALE FOR THE PROPOSED SALE

The Company has, on various occasions, indicated its intention to divest its equity interest in SFI. The Proposed Sale is part of SembCorp Industries' strategy of non-core asset divestment and capital reallocation. The Company's key businesses are Utilities, Logistics, Marine Engineering, Engineering & Construction and Environmental Engineering, and the businesses of SFI which are mainly in food distribution and food manufacturing are not key to the SembCorp Industries Group.

The Preferential Offer will generate cash proceeds of S$262.5 million. SembCorp Industries will use the proceeds from the Preferential Offer to reduce its borrowings and redeploy funds into the key businesses of the SembCorp Industries Group.

THE PREFERENTIAL OFFER

Structure of the Preferential Offer

The Preferential Offer by SembCorp Industries of the SFI Sale Shares will be made by SembCorp Industries, on a renounceable basis, to persons who are registered as holders of ordinary shares in the capital of the Company ("**SembCorp Industries Shares**") in the Register of Members of the Company and Depositors who have SembCorp Industries Shares entered against their names in the Depository Register as at the close of business on a books closure date (the "**Books Closure Date**") to be determined (the "**Entitled Shareholders**"), *pro rata* to their respective shareholdings in SembCorp Industries.

Under the Preferential Offer, all Entitled Shareholders will be entitled to purchase from the Company between:

a minimum of 0.1922490 to a maximum of 0.2059464 SFI Sale Shares for every one SembCorp Industries Share

held as at the close of business on the Books Closure Date depending on the total number of issued SembCorp Industries Shares as at the Books Closure Date (the "**Entitlements**"). Fractional Entitlements will be disregarded.

For illustrative purposes, Entitled Shareholders will be entitled to purchase the following number of SFI Sale Shares under the Preferential Offer:

Number of SembCorp Industries Shares	Number of SFI Sale Shares	
	Minimum[(1)]	Maximum[(2)]
1,000	192	205
10,000	1,922	2,059
100,000	19,224	20,594
1,000,000	192,249	205,946
10,000,000	1,922,490	2,059,464
100,000,000	19,224,900	20,594,640

Notes:

(1) Assuming that (a) all of the exercisable 106.95 million warrants ("**Warrants**") issued by SembCorp Industries carrying the right to subscribe for new 106.95 million SembCorp Industries Shares and (b) all of the exercisable options ("**Options** ") granted under share option schemes and/or plans implemented by the Company, are exercised during the period between the date of this Announcement and the Books Closure Date.

(2) Assuming that none of the exercisable Warrants and none of the exercisable Options are exercised during the period between the date of this Announcement and the Books Closure Date.

The actual number of SFI Sale Shares which an Entitled Shareholder will be entitled to purchase will be calculated such that the resultant fraction of a SFI Sale Share will be disregarded.

Entitled Shareholders will be informed in due course of the actual basis of allocation after it has been determined on the Books Closure Date.

Offer Price

The offer price will be **S$0.70** in cash (the "**Offer Price**") for each SFI Sale Share payable in full on application.

The Offer Price represents:

(a) a discount of approximately 11.4 per cent to the last transacted price of S$0.79 for each SFI share on the SGX-ST on September 9, 2002;

(b) a discount of approximately 13.5 per cent to the average of the daily closing prices of S$0.8088 per SFI share on the SGX-ST over the last one month from August 10, 2002 to September 9, 2002;

(c) a discount of approximately 12.7 per cent to the average of the daily closing prices of S$0.8020 per SFI share on the SGX-ST over the last three months from June 10, 2002 to September 9, 2002;

(d) a discount of approximately 5.2 per cent to the average of the daily closing prices of S$0.7382 per SFI share on the SGX-ST over the last 12 months from September 10, 2001 to September 9, 2002; and

(e) a premium of approximately 321.7 per cent over the unaudited consolidated net tangible asset backing per SFI share of 16.6 cents as at June 30, 2002 (as disclosed by SFI in its interim results announcement for the first half of 2002).

Rights attached to SFI Sale Shares

Under the Preferential Offer, the SFI Sale Shares will be sold (a) fully paid, (b) free from all liens, equities, charges, encumbrances, rights of pre-emption and any other third party rights or interests of any nature whatsoever and (c) together with all rights attached thereto as of the date hereof and hereafter attaching thereto (including the right to any dividends or other distributions declared, made or paid by SFI on or after the date of this Announcement).

Rights of Entitled Shareholders

All Entitled Shareholders will be able to (a) accept the Preferential Offer in respect of SFI Sale Shares that have been provisionally allocated to each of them, in full or in part, and apply to purchase SFI Sale Shares in excess of their entitlement or (b) trade all or part of their Entitlements to the SFI Sale Shares that have been allocated to them under the Preferential Offer or (c) decline to accept the Preferential Offer in respect of the SFI Sale Shares that have been provisionally allocated to them.

Excess Applications

In order to provide other Entitled Shareholders with a greater opportunity to participate in excess applications for SFI Sale Shares under the Preferential Offer, STPL has agreed that excess applications made by other Entitled Shareholders shall take priority over any excess applications made by it under the Preferential Offer (see *"Major Shareholder's Intentions"* below).

The number of SFI Sale Shares available for allocation to Entitled Shareholders who have applied for excess SFI Sale Shares will depend on the extent to which the Entitlements are not taken up in full by the other Entitled Shareholders.

Nil-paid Trading

As the Preferential Offer will be on a renounceable basis, the nil-paid Entitlements may be traded on the SGX-ST during a nil-paid trading period to be determined in consultation with the SGX-ST. Entitled Shareholders who do not wish to purchase SFI Sale Shares allocated to them under the Preferential Offer may trade in their Entitlements on the SGX-ST, if there is a market for it, and realise the value, if any, of the Entitlements.

Rationale for the Preferential Offer Structure

The Preferential Offer will be made to Entitled Shareholders on a *pro rata* basis which will provide them with the opportunity to participate directly in the future growth and development of the businesses of SFI.

As the Preferential Offer is on a renounceable basis and the nil-paid Entitlements may be traded on the SGX-ST during the nil-paid trading period, Entitled Shareholders will have full flexibility to decide whether they wish to accept their Entitlements in full or in part and apply to purchase SFI Sale Shares in excess of their Entitlements or trade all or part of their Entitlements or decline to accept the Preferential Offer.

Major Shareholder's Intentions

STPL, which has a shareholding in the Company of 39.06 per cent as at the date of this Announcement, has undertaken that it will (a) purchase all of the SFI Sale Shares which will be allocated to it under the Preferential Offer, representing 29.24 per cent of the issued share capital of SFI, assuming the maximum ratio under *" Structure of the Preferential Offer"* above, and (b) purchase all SFI Sale Shares not purchased, or applied for, by the other Entitled Shareholders.

Depending on whether the other Entitled Shareholders will purchase the SFI Sale Shares allocated to them and apply to purchase excess SFI Sale Shares (as described under *"Excess Applications"* above) or trade their Entitlements, STPL could potentially hold between 29.24 per cent and 74.86 per cent of SFI.

Following the Preferential Offer, STPL will become the largest shareholder of SFI. It has indicated that it will assist and support SFI's plans to reach its full potential as a top class company focusing on the food business.

FINANCIAL ADVISER

Oversea-Chinese Banking Corporation Limited has been appointed as financial adviser to the Company in connection with the Proposed Sale and the Preferential Offer.

FINANCIAL EFFECTS OF THE PROPOSED SALE

The financial effects of the Proposed Sale on the SembCorp Industries Group are set out in the Appendix.

APPROVALS

Conditions to the Proposed Sale and the Preferential Offer

The Proposed Sale and the Preferential Offer are conditional upon, *inter alia*, the following:

(a) the approval of the shareholders of the Company at an extraordinary general meeting ("**EGM**") to be convened to approve the Proposed Sale and the Preferential Offer; and

(b) such other approvals (if any) as may be required from any relevant authority in Singapore having jurisdiction over the Proposed Sale and the Preferential Offer.

Securities Industry Council

The Securities Industry Council has ruled that neither STPL nor Temasek Holdings (Private) Limited ("**Temasek**") will be required to make a general offer for SFI following the Preferential Offer.

Directors' Interests

The interests of the Directors of the Company in the SembCorp Industries Shares as at September 6, 2002, being the latest practicable date prior to this Announcement (the "**Latest Practicable Date**") are set out below:

	Number of SembCorp Industries Shares				
Director	**Direct Interest**	**%**	**Deemed Interest**	**%**	**Number of SembCorp Industries Shares comprised in outstanding options/awards granted by the Company**
Peter Seah Lim Huat	-	-	-	-	350,000
Wong Kok Siew	536,446	nm[(1)]	-	-	3,680,000[(2)]
Tay Siew Choon	54,598	nm[(1)]	-	-	1,299,295
Lua Cheng Eng	-	-	-	-	280,000
K Shanmugam	-	-	-	-	175,000
Lam Chuan Leong	-	-	-	-	-
Tetsuro Kawakami	10,000	nm[(1)]	-	-	87,500
Chumpol NaLamlieng	-	-	-	-	82,500
Goh Geok Ling	100,000	nm[(1)]	25,000[(3)]	nm[(1)]	105,000
Richard Hale OBE	-	-	-	-	105,000

Notes:

(1) Not meaningful.

(2) Of the 3,680,000 SembCorp Industries Shares:

(a) 1,900,000 SembCorp Industries Shares are comprised in options granted to Wong Kok Siew pursuant to the SembCorp Industries Share Option Plan;

(b) 280,000 SembCorp Industries Shares are comprised in conditional awards of performance shares granted to Wong Kok Siew, subject to performance targets set over a three year period from 2000 to 2002, pursuant to the SembCorp Industries Performance Share Plan. No performance shares will be given should targets be achieved at below 80 per cent of the targets set and up to twice the number of performance shares will be given should targets be achieved at up to 200 per cent of the targets set;

(c) 300,000 SembCorp Industries Shares are comprised in conditional awards of performance shares granted to Wong Kok Siew, subject to performance targets set over a three year period from 2001 to 2003, pursuant to the SembCorp Industries Performance Share Plan. No performance shares will be given should targets be achieved at below 80 per cent of the targets set and up to twice the number of performance shares will be given should targets be achieved at up to 200 per cent of the targets set;

(d) 400,000 SembCorp Industries Shares are comprised in conditional awards of performance shares granted to Wong Kok Siew, subject to performance targets set over a three year period from 2002 to 2004, pursuant to the SembCorp Industries Performance Share Plan. No performance shares will be given should targets be achieved at below 80 per cent of the targets set and up to twice the number of performance shares will be given should targets be achieved at up to 200 per cent of the targets set; and

(e) 800,000 SembCorp Industries Shares are comprised in conditional awards of restricted stocks granted to Wong Kok Siew pursuant to the SembCorp Industries Restricted Stock Plan subject to completion of the vesting periods referred to below and Wong Kok Siew continuing to be the employment of the SembCorp Industries Group at the time of the vesting. Of the 800,000 SembCorp Industries Shares:

(i) 200,000 SembCorp Industries Shares will vest on August 20, 2003;
(ii) 200,000 SembCorp Industries Shares will vest on August 20, 2004;
(iii) 200,000 SembCorp Industries Shares will vest on August 20, 2005; and
(iv) 200,000 SembCorp Industries Shares will vest on August 20, 2006.

If Wong Kok Siew ceases to be in the employment of the SembCorp Industries Group before the completion of each vesting date, his awards of all unvested SembCorp Industries Shares will lapse with immediate effect and become null and void but he will be entitled to retain all SembCorp Industries Shares which have vested on or before the date of his cessation of employment.

(3) Goh Geok Ling is deemed to be interested in the 25,000 SembCorp Industries Shares held by his spouse.

Substantial Shareholders' Interests

STPL and Temasek are substantial shareholders of the Company. STPL and Temasek each holds 39.06 per cent and 11.81 per cent, respectively, of the issued share capital of the Company as at the date of this Announcement.

Participation in the Preferential Offer

Directors who hold SembCorp Industries Shares as at the close of business on the Books Closure Date ("**Interested Directors**") will be eligible to participate in the Preferential Offer.

As the Preferential Offer will be made to all Entitled Shareholders, *pro rata* to their shareholdings in SembCorp Industries, none of STPL, Temasek and the Interested Directors are required to abstain from voting in respect of their respective shareholdings in the Company at the EGM.

Save as disclosed above, none of the Directors or substantial shareholders of the Company have any interest, direct or indirect, in the Proposed Sale and the Preferential Offer.

CIRCULAR TO SHAREHOLDERS AND OFFER DOCUMENT

Further details of the Proposed Sale and the Preferential Offer will be included in the Circular to be despatched to the shareholders of the Company at a later date.

If the shareholders of the Company approve the Proposed Sale and the Preferential Offer at the EGM, the Company will thereafter despatch an Offer Document to Entitled Shareholders in connection with the Preferential Offer.

SembCorp Industries wishes to advise its shareholders and other investors to refrain from taking any action in respect of their shares in SembCorp Industries or in SFI which may be prejudicial to their interests, and to exercise caution when dealing in the shares in SembCorp Industries or in SFI. If the shareholders of SembCorp Industries are in any doubt as to the action that they should take, they should consult their stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

BY ORDER OF THE BOARD

Linda Hoon Siew Kin (Ms)
Group Company Secretary
SembCorp Industries Ltd

September 10, 2002

THE APPENDIX

FINANCIAL EFFECTS OF THE PROPOSED SALE ON SEMBCORP INDUSTRIES GROUP

1. Analysis

For illustrative purposes only, set out below is an analysis of the *pro forma* financial effects of the Proposed Sale on:-

(1) the earnings per SembCorp Industries Share ("**EPS**");

(2) the net tangible assets per SembCorp Industries Share ("**NTA**"); and

(3) the net gearing.

Objective of the *Pro Forma* Analysis. The objective of the *pro forma* analysis below is to present what the historical consolidated financial position of SembCorp Industries and its subsidiaries (the "**SembCorp Industries Group**") might have been had the Proposed Sale been completed as of January 1, 2001. The *pro forma* analysis below has been prepared for illustrative purposes only and does not purport to be indicative of the results and financial position of the SembCorp Industries Group that would have been attained had the Proposed Sale been completed as of January 1, 2001.

2. Bases and Assumptions

Bases and Assumptions. The analysis has been prepared on the following bases and assumptions:-

(1) based on the audited financial statements of (a) the SembCorp Industries Group and (b) SFI and its subsidiaries (the "**SFI Group**"), for the financial year ended December 31, 2001 ("**FY 2001**");

(2) assuming that the Proposed Sale had been completed as of January 1, 2001;

(3) assuming that the proceeds from the Proposed Sale would be used to reduce borrowings; and

(4) assuming that (a) the number of SembCorp Industries Shares in issue has been increased by the issue of 213,900,000 SembCorp Industries Shares under a share placement by the Company on February 28, 2002 (the "**Share Placement**"), (b) the NTA, Net Borrowings and Shareholders' Funds have been adjusted by the net proceeds of approximately S$338.9 million from the Share Placement and (c) none of the outstanding Warrants issued in connection with the Share Placement were exercised.

On the bases and assumptions set out above, the tables below illustrate the effects of the Proposed Sale on the SembCorp Industries Group.

3. EPS

	Adjusted FY 2001 (1)(2)	Proforma After the Proposed Sale (1)(2)
EPS (cents)	9.87	19.19
EPS before gain from the Proposed Sale (cents)	9.87	9.11

4. NTA

	Adjusted FY 2001 (2)(3)	Proforma After the Proposed Sale (2)(3)
NTA per SembCorp Industries Share (cents)	70.80	81.76

5. Net Gearing

	Adjusted FY 2001[2][4]	Proforma After the Proposed Sale[2][4]
Net Borrowings[5] (S$ million)	1,860.8	1,591.5
Shareholders' Funds (including minority interests)[5] (S$ million)	2,042.0	2,210.6
Net Gearing Ratio (times)	0.91	0.72

Notes:

(1) Based on the earnings for FY 2001 divided by the weighted annualised average number of SembCorp Industries Shares in issue, taking into account the Share Placement.

(2) The calculations have been made without taking into account the exercise of exercisable Options and any issue of performance shares after December 31, 2001, which will not, in any event, have a material impact on such calculations.

(3) Based on the NTA as at December 31, 2001, adjusted for the net proceeds from the Share Placement, divided by the number of SembCorp Industries Shares in issue as at December 31, 2001 and the SembCorp Industries Shares issued under the Share Placement.

(4) In computing the Net Gearing Ratio, the Net Borrowings and the Shareholders' Funds as at December 31, 2001 have been decreased and increased, respectively, by the net proceeds from the Share Placement.

(5) "Shareholders' Funds (including minority interests)" means the amount represented by the aggregate of the issued and paid-up ordinary share capital, share premium, reserves and minority interests.

"Net Borrowings" means the aggregate amount of liabilities arising from the borrowings from banks and financial institutions, net of cash and fixed deposit balance.

General:

(a) The privatisation of SembCorp Marine Ltd ("SCM") is a material transaction which has been announced and is pending approval by shareholders of SCM. Had the financial effects of the privatisation been considered in the above *pro forma* analysis, the adjusted *pro forma* EPS, EPS without the gain from the Proposed Sale, NTA per SembCorp Industries Share and the Net Gearing ratio would be 19.22 cents, 9.14 cents, 67.87 cents and 1.16 times, respectively.

For details of the bases and assumptions used to compute the financial effects of the privatisation, shareholders may refer to the announcement made by SembCorp Industries on June 24, 2002.

(b) The analysis above has been prepared solely on the basis of publicly available information relating to the SembCorp Industries Group and the SFI Group. Had account been taken of, and adjustments made to reflect, other information relating to the SembCorp Industries Group and the SFI Group not otherwise publicly available, there can be no assurance that there would be no material differences to the financial effects analysis presented above.

DivestmentSFI.pdf

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 10/09/2002 to the SGX